FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February 2005

Commission File Number 001-31739

GAMMON LAKE RESOURCES INC.
(Translation of registrant’s name into English)

202 Brownlow Ave., Cambridge 2, Suite 306 Dartmouth, Nova Scotia B3B 1T5
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GAMMON LAKE RESOURCES INC.

Date: February 14, 2005	By: “Fred George” Fred George President

Exhibits

1	Material Change Report dated February 10, 2005

2	Press Release dated February 10, 2005

FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

Gammon Lake Resources Inc.
202 Brownlow Avenue
Cambridge 2, Suite 306
Dartmouth, Nova Scotia
B3B 1T5

Item 2	Date of Material Change

February 10, 2005

Item 3	News Release

The press release attached as Schedule A was released over Canada NewsWire on February 10, 2005

Item 4	Summary of Material Change

The material change is described in the press release attached as Schedule “A”.

Item 5	Full Description of Material Change

The material change is described in the press release attached as Schedule “A”.

Item 6	Reliance of subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

Bradley H. Langille
Chief Executive Officer
Gammon Lake Resources Inc.
Tel: 902-468-0614

Item 9	Date of Report

February 10, 2005

GAMMON LAKE RESOURCES INC.
202 Brownlow Avenue, Cambridge 2, Suite 306
Dartmouth, Nova Scotia, B3B 1T5
Tel: 902-468-0614   Fax: 902-468-0631
www.gammonlake.com
TSX:GAM / AMEX:GRS / BSX:GL7

Press Release 5-2005	February 10, 2005

Gammon Lake Resources Assembles Mine Development and Operations Team,
Appoints Engineering Firm for Mill and Heap-Leach Construction
and Announces Start-Up of Construction at Ocampo

Gammon Lake Resources Inc. (TSX: GAM; AMEX: GRS) is pleased to announce that it has appointed a senior mine development and operations management team to put its large Ocampo gold-silver project into production, and has commenced site preparations for constructing milling and heap-leach plant facilities at the project. Construction of a 1,000-foot production shaft is nearing completion and the Company expects production at Ocampo to begin by the first quarter of 2006, with annual production rates averaging 170,000 ounces of gold and 6.2-million ounces of silver. Production in the first year is expected to exceed 300,000 ounces of gold-equivalent. The Company continues an aggressive exploration drill program which is expected to result in a significant expansion of resource and reserves at the Ocampo Project. An updated resource/reserves calculation will be completed before the commencement of production in 2006.

The mine development and operations team includes:

John Thornton – Chief Operating Officer
John Thornton has resigned from his position as Vice President of MINTEC Inc. to join Gammon Lake Resources as the Company’s Chief Operating Officer. John has more than 35 years of experience in the mining industry. He has developed a total of 11 mines from feasibility stage through to completed construction, with combined construction budgets in excess of US $3-billion. From 1971 to 1983 John held various positions with Amax, Inc. where his responsibilities included (among others) project management and mine planning. John joined MINTEC Inc. in 1991. It was through his position with MINTEC that he acquired a very thorough understanding of the Ocampo Project, authoring the Company’s most recent mineral resource study.

John Roberts – Chief Mining Engineer
John Roberts has been named Chief Mining Engineer for the Ocampo Project. John has over 30 years of experience in project engineering, including positions as Project Engineer, Director of Open Pit Planning and Senior Engineer. He has extensive experience in team management, building cost models and operational reviews for mining projects world-wide.

Richard Jeffress – Manager of Projects
Richard Jeffress joins Gammon Lake as Manager of Projects. Richard has more than 35 years of foreign and domestic engineering experience including, operations management, estimating, and business development. He has significant experience in mining and metal refinery industries.

“We are extremely pleased with the quality of experienced professionals Gammon Lake Resources has attracted,” stated Fred George, President and Chairman of the Company, “Cumulatively; Mr. Thornton, Mr. Roberts and Mr. Jeffress bring more than 100 years of industry experience to the Ocampo Project. With such a highly experienced team in place, we will meet our objective of gold-silver production in the first quarter of 2006.”

(Continued on Page 2)

Mr.     George and Mr. Thornton will be presenting at the BMO Nesbitt Burns 2005 Global Resources Conference in Tampa, Florida, where they look forward to discussing the Ocampo Mine construction plans in detail. The presentation will take place on March 1, 2005 at 3:30pm Eastern Time.

Kappes, Cassiday and Associates Appointed for Mill and Heap Leach
Construction and Commissioning

Gammon Lake Resources is also pleased to announce the appointment of Kappes, Cassiday and Associates (KCA) for mill and heap-leach construction and commissioning. KCA is an independent engineering firm based in Reno, Nevada.

Kappes, Cassiday and Associates is one of the pioneering firms in precious metals heap leaching; designing and engineering the third heap leach plant in the world. Created in 1972, the firm has been responsible for many of the recent advances in heap leach technology. KCA has provided design engineering and/or construction/start-up supervision for numerous processing plants including Gold Fields Corporation’s 20,000-tonne per day heap leach plant at Tarkwa, Ghana; Comsur’s 1,500-tonne per day CIP gold plant at Puquio Norte, Bolivia; and Yamana Resources’ Sao Francisco Project in Brazil. Overall, the firm has been responsible for the construction of over 45 recovery plants.

KCA has assembled a team of twenty personnel to work on the Ocampo Project. The team, with Robert Rose as Project Manager, will be devoted solely to the Ocampo Project on a full-time basis. Dan Kappes, President of KCA, will be intensely involved in the Project as overall team leader. Key team members include:

Dan Kappes, Team Leader
Dan Kappes, President of KCA, a Register Professional Mining and Metallurgical Engineer, will oversee all operations of the KCA team at the Ocampo Project. Dan has over 30 years of relevant experience in the evaluation and design of mineral recovery projects. Dan has been involved in the vast majority of KCA’s projects that have resulted in producing mines.

Robert Rose, Project Manager
Bob Rose, a Mining Engineer with KCA, will provide project management for the KCA team. Bob’s recent experience includes providing project management for KCA’s involvement in AngloGold’s Yatela Project and in Queenstake Resources’ Magistral, Mexico, Project. Bob also managed KCA’s design and feasibility work for Glamis Gold’s Marlin Project in Guatemala, a several thousand tonne per day agitated leach plant, which is now in construction. Bob has managed the construction of several gold recovery plants in Mexico.

Brent McFarlane, Construction Manager
Brent McFarlane, a Metallurgical Engineer with KCA, will provide management for mill and heap leach construction. Brent’s recent experience includes construction management for the leach pads at Newmont’s Yanaconcha Mine in Peru.

Bruce Ferguson, Senior Project Engineer
Bruce Ferguson, a Metallurgical Engineer with KCA, will be Senior Project Engineer of the KCA team. Bruce brings a wealth of experience in mill management to the Ocampo Project. Most recently he held the position of Mill Manager for two years at the Lupin Gold Mine and for seven years at the Kettle River Mine for Echo Bay Mines Ltd.

Brad Langille, Chief Executive Officer of Gammon Lake commented, “KCA is a widely recognized and highly respected engineering firm. We feel KCA has the experience to bring the Ocampo Project to production on time and on budget.”

(Continued on Page 3)

Construction Commences at Ocampo Project

Site preparations for mill and heap-leach construction are now underway at the Project, including land clearing and road construction. Construction of a 1,000-foot production shaft, positioned adjacent to the mill site, is more than two-thirds completed. The shaft, being constructed from an underground ramp, is expected to break through to surface in the first week of March. At that time the shaft will be equipped with a hoist, capable of hoisting up to 6,000-tonnes per day. The hoist has been purchased. In addition, Gammon Lake has acquired a crusher large enough to handle 12,800-tonnes per day of ore production from the open pit. The crusher, currently in Battle Mountain, Nevada, where it had been operated for only one year, will be disassembled and transported to Ocampo.

Commissioning of the mill is expected to commence early in 2006, enabling production from Ocampo to begin within the first quarter of 2006. Production output from the first year of mining is expected to exceed 300,000 ounces gold-equivalent. (See press release #9-2004 dated November 11, 2004)

Concurrently, Gammon continues to implement an aggressive exploration program at Ocampo focused on both upgrading and expanding project resources and reserves. A total of five drills rigs are in operation at the Project, 24 hours a day, 7 days a week. The results from this drilling will be incorporated into an updated resource/reserves calculation, to be completed prior to production.

Gammon Lake Resources Inc. is a Nova Scotia based mineral exploration Company with a 100% interest in the Ocampo gold-Silver Project in Chihuahua, Mexico. The Company’s website is www.gammonlake.com. Shares of the Company trade on the Toronto Stock Exchange under the symbol GAM; and in the U.S. on the AMEX under the symbol GRS. For additional information please contact:

Bradley H. Langille Chief Executive Officer Gammon Lake Resources Inc. 902-468-0614	Jodi Eye Investor Relations Gammon Lake Resources Inc. 902-468-0614

CAUTIONARY STATEMENT

No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. This News Release includes certain “forward-looking statements”. All statements other than statements of historical fact, included in this release, including, without limitation, statements regarding potential mineralization and reserves, exploration results, and future plans and objectives of Gammon Lake, are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Gammon Lake’s expectations include, among others, risks related to international operations, the actual results of current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined as well as future prices of gold and silver, as well as those factors discussed in the section entitled “Risk Factors” in Gammon Lake’s Form 40-F as filed with the United States Securities and Exchange Commission. Although Gammon Lake has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

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